UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Sera Prognostics, Inc.

 (Name of Issuer)

Class A Common Stock, Par Value $0.0001 per Share

(Title of Class of Securities)

81749D107

 (CUSIP Number)

December 31, 2021

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	81749D107
1	Names of Reporting Persons
aMoon Growth Fund Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power
0

	6	Shared Voting Power
1,918,511

	7	Sole Dispositive Power
0

	8	Shared Dispositive Power
1,918,511

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,918,511

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

11	Percent of Class Represented by Amount in Row (9)
6.2%

12	Type of Reporting Person (See Instructions)
PN

Page 2 of 10 Pages

CUSIP No.	81749D107
1	Names of Reporting Persons
aMoon Growth Fund G.P. Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power
0

	6	Shared Voting Power
1,918,511

	7	Sole Dispositive Power
0

	8	Shared Dispositive Power
1,918,511

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,918,511

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

11	Percent of Class Represented by Amount in Row (9)
6.2%

12	Type of Reporting Person (See Instructions)
PN

Page 3 of 10 Pages

CUSIP No.	81749D107
1	Names of Reporting Persons
aMoon General Partner Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power
0

	6	Shared Voting Power
1,918,511

	7	Sole Dispositive Power
0

	8	Shared Dispositive Power
1,918,511

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,918,511

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

11	Percent of Class Represented by Amount in Row (9)
6.2%

12	Type of Reporting Person (See Instructions)
CO

Page 4 of 10 Pages

CUSIP No.	81749D107
1	Names of Reporting Persons
Dr. Yair C. Schindel

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power
0

	6	Shared Voting Power
1,918,511

	7	Sole Dispositive Power
0

	8	Shared Dispositive Power
1,918,511

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,918,511

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

11	Percent of Class Represented by Amount in Row (9)
6.2%

12	Type of Reporting Person (See Instructions)
IN

Page 5 of 10 Pages

Item 1(a)	Name of Issuer

Sera Prognostics, Inc. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices

2749 East Parleys Way, Suite 200, Salt Lake City, Utah 84109

Item 2(a)-(b)	Name of Person Filing; Address of Principal Business Office or, if none, Residence

1.	aMoon Growth Fund Limited Partnership (“aMoon”), 34 Yerushalaim Rd, Beit Gamla, 6th Floor, Ra’anana, 4350110, Israel.

2.	aMoon Growth Fund G.P. Limited Partnership (“aMoon G.P.”), 34 Yerushalaim Rd, Beit Gamla, 6th Floor, Ra’anana, 4350110, Israel.

3.	aMoon General Partner Ltd. (“aMoon Ltd.”), 34 Yerushalaim Rd, Beit Gamla, 6th Floor, Ra’anana, 4350110, Israel.

4.	Dr. Yair C. Schindel (“Schindel”), 34 Yerushalaim Rd, Beit Gamla, 6th Floor, Ra’anana, 4350110, Israel.

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons”.

Item 2(c)	Citizenship

aMoon is a Cayman Islands exempted limited partnership; aMoon G.P. is an Israeli limited partnership; aMoon Ltd. is an Israeli company; and Schindel is an Israeli citizen.

Item 2(d)	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP Number

81749D107

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4	Ownership

aMoon Growth Fund Limited Partnership

(a)	Amount beneficially owned: 1,918,511 shares of Class A Common Stock.

All share percentage calculation are based on 30,699,090 shares of Class A Common Stock and Class B Common Stock outstanding as of November 5, 2021, as reported by the Issuer to the SEC on Form 10-Q on November 9, 2021.

(b)	Percent of Class: 6.2%

Page 6 of 10 Pages

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,918,511 shares of Class A Common Stock
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,918,511 shares of Class A Common Stock

aMoon Growth Fund G.P. Limited Partnership

(a)
Amount beneficially owned: 1,918,511 shares of Class A Common Stock.  aMoon G.P. is the sole general partner of aMoon.  By virtue of such relationship, aMoon G.P. may be deemed to have shared voting and investment power with respect to the shares of Class A Common Stock of the Issuer held by aMoon.

All share percentage calculation are based on 30,699,090 shares of Class A Common Stock and Class B Common Stock outstanding as of November 5, 2021, as reported by the Issuer to the SEC on Form 10-Q on November 9, 2021.

(b)	Percent of Class: 6.2%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,918,511 shares of Class A Common Stock
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,918,511 shares of Class A Common Stock

aMoon General Partner Ltd.

(a)
Amount beneficially owned:  1,918,511 shares of Class A Common Stock.  aMoon Ltd. is the sole general partner of aMoon G.P.  By virtue of such relationships, aMoon Ltd. may be deemed to have shared voting and investment power with respect to the shares of Class A Common Stock of the Issuer held by aMoon.

All share percentage calculation are based on 30,699,090 shares of Class A Common Stock and Class B Common Stock outstanding as of November 5, 2021, as reported by the Issuer to the SEC on Form 10-Q on November 9, 2021.

(b)	Percent of Class: 6.2%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,918,511 shares of Class A Common Stock
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,918,511 shares of Class A Common Stock

Dr. Yair C. Schindel

(a)
Amount beneficially owned:  1,918,511 shares of Class A Common Stock.  Schindel is the sole shareholder of aMoon Ltd. By virtue of such relationships, Schindel may be deemed to have shared voting and investment power with respect to the shares of Class A Common Stock of the Issuer held by aMoon. Schindel disclaims beneficial ownership of the shares of Class A Common Stock of the Issuer held by aMoon, aMoon G.P. and aMoon Ltd., except to the extent of his pecuniary interest therein, if any.

All share percentage calculation are based on 30,699,0904 shares of Class A Common Stock and Class B Common Stock outstanding as of November 5, 2021, as reported by the Issuer to the SEC on Form 10-Q on November 9, 2021.

Page 7 of 10 Pages

(b)	Percent of Class: 6.2%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,918,511 shares of Class A Common Stock
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,918,511 shares of Class A Common Stock

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Incorporated by reference to Items 2 and 4 of this Schedule 13G.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

Page 8 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2022

AMOON GROWTH FUND LIMITED PARTNERSHIP BY: AMOON GROWTH FUND G.P. LIMITED PARTNERSHIP, ITS GENERAL PARTNER BY: AMOON GENERAL PARTNER LTD., ITS GENERAL PARTNER
By:	/s/ Dr. Yair C. Schindel
	Name: Title:	Dr. Yair C. Schindel Director

AMOON GROWTH FUND G.P. LIMITED PARTNERSHIP BY: AMOON GENERAL PARTNER LTD., ITS GENERAL PARTNER
By:	/s/ Dr. Yair C. Schindel
	Name: Title:	Dr. Yair C. Schindel Director

AMOON GENERAL PARTNER LTD.
By:	/s/ Dr. Yair C. Schindel
	Name: Title:	Dr. Yair C. Schindel Director

DR. YAIR C. SCHINDEL
By:	/s/ Dr. Yair C. Schindel

Page 9 of 10 Pages

EXHIBIT A TO SCHEDULE 13G

Joint Filing Agreement

The undersigned hereby agree that the Schedule 13G (the “Schedule 13G”), filed by the undersigned with respect to shares of Class A Common Stock, par value $0.0001 per Share of Sera Prognostics, Inc. is filed, and all amendments thereto will be filed, on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Joint Filing Agreement (this “Agreement”) shall be included as an Exhibit to the Schedule 13G.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement this 24th day of January 2022.

AMOON GROWTH FUND LIMITED PARTNERSHIP BY: AMOON GROWTH FUND G.P. LIMITED PARTNERSHIP, ITS GENERAL PARTNER BY: AMOON GENERAL PARTNER LTD., ITS GENERAL PARTNER
By:	/s/ Dr. Yair C. Schindel
	Name: Title:	Dr. Yair C. Schindel Director

AMOON GROWTH FUND G.P. LIMITED PARTNERSHIP BY: AMOON GENERAL PARTNER LTD., ITS GENERAL PARTNER
By:	/s/ Dr. Yair C. Schindel
	Name: Title:	Dr. Yair C. Schindel Director

AMOON GENERAL PARTNER LTD.
By:	/s/ Dr. Yair C. Schindel
	Name: Title:	Dr. Yair C. Schindel Director

DR. YAIR C. SCHINDEL
By:	/s/ Dr. Yair C. Schindel

Page 10 of 10 Pages